April 24, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
President and Chief Executive Officer
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

      Re: 	Seychelle Environmental Technologies, Inc.
      Amendment No. 1 to Form 10-SB
      Filed March 27, 2006
      File No. 000-29373
      Form 10-QSB for the period ended November 30, 2005
      Filed February 7, 2006
      File No. 000-29373

Dear Mr. Palmer:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Response letters that key responses to our comments, include page references to revised disclosures, and include explanation where appropriate greatly facilitate our review.

2. The financial statements in your next amendment should be updated to comply with Rule 310(g) of Regulation S-B.

3. Please also include a currently dated consent from your independent public accountant in the amendment.


Special Note Regarding Forward-Looking Statements, page 2

4. Delete reference to Section 21E of the Securities Exchange Act of
1934. The safe harbor provided by this section excludes statements made by made by the issuers of penny stock.

Description of the Business, page 2
History of Seychelle, page 2

5. Please revise your statement at the top of page three to clarify that while earlier consulting agreements have been terminated, you currently have consulting agreements with officers.

Business of Seychelle, page 3

6. We note your responses to comments 8 and 9 of our letter dated October 14, 2005. Please provide us with the basis for your assertions that "the quality of water worldwide continues to deteriorate" and that there is a "growing need for safe water."

7. We note your statement that the "global water market is
estimated
to be in excess of $800 billion annually, according to the World Bank." Attachment 1, however, states that the $800 million figure was the World Bank`s estimate of potential growth in 1998, while Fortune determined that the actual size of the water industry in 2000 was $400 billion. Furthermore, Attachment 1 is not a direct source for either figure. Please provide us with more recent information directly supporting this statement or revise your document accordingly.

8. Please include disclosure in this section that your products compete in a more limited market, the market-portable filtration bottles.

General Business Plan, page 4

9. Please provide us with independent support for your statement that
"Seychelle filters are the most tested in the world . . . ."  In addition, please tell us whether this information is available publicly.

Home Products, page 4

10. We note your response to comment 11 of our letter dated
October
14, 2005.  Please revise your document to define "PSI."



New Products, page 5

11. Please revise to clarify whether the 2% royalty paid to Aqua
Gear
USA pursuant to the license agreement consists of 2% of all gross income or 2% of gross income derived from the license. Please also disclose the amount of royalties paid under the agreement to date.

12. Please revise to disclose the terms of the agreements through which you acquired the intellectual property rights discussed in this section. Please include the consideration paid, the duration of the agreements, and your material rights and responsibilities under these agreements. If the agreement with Enviro(3) Care Incorporated is material, please file it as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-B.

Sales Channels, page 6

13. We note reference to "signed agreements with business partners in
India and China . . . ."  Please disclose the details of these agreements, as well as your agreement with a company in Japan. If material, file copies of the agreements as exhibits.

Customers and Competition, page 6

14. Please provide additional information regarding competitive conditions and your position within the niche market in which you compete. Please disclose the methods by which you compete within this niche market as well as the geographic areas in which you compete. See Regulation S-B, Item 101(b)(4).

15. Please revise your document to disclose the identity of customers who accounted for more than ten percent of your revenues in the most recently completed fiscal year.

Backlog, page 6

16. Please clarify the disclosure that you have orders earmarked for
Pakistan. Please disclose whether this is a single order and whether it is subject to cancellation.

Reports to Security Holders, page 10

17. Please note that the current address of the SEC Public
Reference
Room is 100 F Street, N.E., Washington, DC 20549, and revise your document accordingly.



Management`s Discussion and Analysis, page 11
Results of Operations, page 11

18. In the nine-month period ended November 30, 2005, you state that the decrease in gross profit is primarily due to increased use of outside assembly labor, increased production, and increased material.
Please quantify the business reasons for these changes as well as other material changes throughout your discussion of the results of operations. You should also consider discussing the changes in revenues in terms of price and/or volume.

Consulting fees to related parties, page 13

19. Please reconcile the $88,506 of consulting fees to related parties to the amounts shown in your summary compensation table on page 21 and the related disclosure on page 22.

Employees, page 17

20. Please revise your document to state whether you anticipate significant changes in the number of non-executive employees.

Causes for any material changes from period to period, page 17

21. The meaning of the last sentence on page 17 is unclear.
Please
revise to clarify that the potential financial impact of the expiration of your patents is not known at this time as you stated in your response to our prior comment 35.

Security Ownership of Beneficial Owners and Management, page 18

22. Please update this section to disclose the security holdings of beneficial owners and management as of the most recent practicable date.

23. Please tell us the person or persons who exercise voting and/or investment power over the shares held by the TAM Irrevocable Trust.
It appears that Mr. Palmer may have beneficial ownership over the shares held by the trust according to Rule 13d-3. If so, please revise the beneficial ownership table to attribute the shares held by the trust to Mr. Palmer, or provide us your detailed analysis regarding why he does not beneficially own the shares. Although one may disclaim beneficial ownership, this does not affect disclosure of beneficial ownership in the table.




Directors, Executive Officers, Promoters and Control Persons, page
19

24. Please update the information to the latest practicable date and provide the disclosure required by Item 401 of Regulation S-B for each director of your company.

25. Please disclose the percentage of their business time of each officer that is devoted to managing the affairs of the company.

Executive Compensation, page 21

26. Please include executive compensation information for the fiscal year completed February 28, 2006.

Certain Relationships and Related Transactions, page 22

27. In the second paragraph, you state that Messrs. Parsons and Place received 480,000 restricted shares of common stock at $0.03 per share, or $14,400. However, such amount does not appear to be reflected in your consolidated statement of changes in stockholders` deficit for the fiscal year ended February 28, 2005. Revise or advise.

28. Please revise your disclosure in this section to discuss the consulting agreements with Messrs. Parsons and Place in greater detail. Please disclose the services performed pursuant to the consulting agreements, as well as additional services performed pursuant to their roles as officers and directors of the corporation.

29. We note your response to comment 42 of our letter dated
October
14, 2005. Please file the contracts or notes evidencing your advances from the TAM Irrevocable Trust, as well as revisions to these agreements, as exhibits to your registration statement.

Part II
Market Price of and Dividends on the Registrant`s Common Equity .
..
.., page 25

30. Your Form 15 was filed with the Commission on November 26,
2002.
Please revise accordingly.

Recent Sales of Unregistered Securities, page 28

31. We note your response to comment 47 of our letter dated
October
14, 2005.  Please revise your disclosure in this section to
provide
the information required by Item 701 of Regulation S-B for each sale
of unregistered securities that has taken place within the past three
years.  Specifically, for each sale you must disclose the date
(day,
month, and year) and the person or class of persons to whom the securities were sold. In addition, we note that on page 28 you do not refer exclusively to Section 4(2) of the Securities Act, while on page 29 you state that each sale was made in reliance on this section. On page 29, you also state that your reliance on Section 4(2) is justified in part because "there was only one offeree in each issuance . . . ."  Many of the sales disclosed, however, refer to multiple investors, consultants, or debt holders. Please revise as necessary.

In addition, please disclose the names of the purchasers of securities sold to individuals affiliated with the company. For shares sold other than for cash, describe the material terms of the transaction and disclose the consideration received by the company.

32. On page 28 you list identical stock issuances to TAM
Irrevocable
Trust that occurred in December 2004 and April 2005, while your Related Transactions disclosure includes a December 2004 stock issuance and the issuance of warrants on March 28, 2005, and July
27,
2005.  Please reconcile your disclosures.

33. We note disclosure on page 29 of a sale of 20,000 shares of common stock for $6,000 and that the stock has not yet been delivered to the investor. Please provide us with additional information regarding this transaction, including the name of the purchaser, the date of sale, the date proceeds were received, and the reason why the shares have not yet been delivered.

Audited Financial Statements
Statements of Changes in Stockholders` Deficit, page 35

34. We have reviewed your responses to comments 66 and 67. In your response to comment 67 you refer to stock issued in April 2005.
In
Note 6 you refer to stock being issued in December 2004, which you characterize as being "effective March 1, 2002," but which is to be distributed in the first fiscal quarter of the fiscal year ended February 28, 2006. The meaning of an "effective issuance date" that predates an actual issuance is unclear. The significance of a "distribution" after an issuance date is also unclear. Please revise your disclosure to clearly identify the actual date on which the restricted stock was issued. Please ensure that your revised disclosure agrees to your Statement of Changes in Stockholders` Deficit.

35. You also state that you are amortizing the value of the stock over the "three-year term commencing March 1, 2002." We assume the issuance is in satisfaction of interest payable to the TAM Irrevocable Trust recorded as of April 28, 2003, in addition to the
interest subsequently accrued.   Please tell us the amount of
interest expense related to this issuance accrued during fiscal
2003
and 2004 and the accrued liability as of each balance sheet date presented.

If our assumption is incorrect, please tell us how you intend to "spread back [the fair market value of the restricted stock] over the three-year period to March 1, 2002," whether you intend to restate your financial statements to do so, and how your intended presentation complies with generally accepted accounting principles.

Note 1: Organization and Description of Business, page 40

36. If sales attributable to an individual foreign country are material, please provide the disclosures required by paragraph 38 of
SFAS 131.

Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 43

37. We note the changes made in response to our prior comment 53 in your Revenue Recognition policy of the financial statements regarding in which you disclose the types of expenses that you include in the cost of sales line item. We do not see where you have disclosed the types of expenses included in the selling and general and administrative line items. Based on your revised disclosure it appears that you do not account for inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. As previously requested, please disclose in a footnote the line items in which these excluded costs are included and the amounts included in each line item for each period presented.

38. We note that you eliminated the language that revenue is recognized when "collectibility is reasonably assured." As this is one of the criteria for appropriate revenue recognition, it is unclear why you made this change. Please revise or advise.

39. We note the added disclosure regarding your liability for returned products; however we did not note the specific disclosure we requested in our prior comment 55. Please disclose your policy for product returns including the specific period during which products may be returned and whether you provide a full or partial refund in such an event.

Inventories, page 44

40. Please expand the table on page 44 to show the comparative figures for the fiscal year 2004.



Issuance of Stock for Services, page 48

41. We note your response to our prior comment 62. We could not locate the required information in Note 7. Paragraph 2(e) of SFAS 148, requires the tabular presentation described in subsection (c) to be disclosed in the Summary of Significant Accounting Policies or its equivalent. As such, please include the tabular presentation in Note
2. Examples of the required tabular presentation are included in Appendix B of SFAS 148.

Note 4: Intangible Assets, page 55

42. As stated in our prior comment 64, you have incurred losses from
operations in fiscal 2005 and 2004 of $149,486 and $85,556 respectively. In the nine months ended November 30, 2005, you have also incurred another loss from operations of $413,534.  Paragraph
8
of SFAS 144 gives examples of when to test a long-lived asset for recoverability. Paragraph 8e states one such example as a current-period operating loss combined with a history of operating losses. As previously requested, please provide us with a quantitative impairment analysis prepared in accordance with the requirements of paragraphs 7-24 of SFAS 144 as of each balance sheet date presented in your filing.

Note 7: Capital Structure
Consulting Agreements, page 64

43. No changes were noted as suggested by your response to our prior comment 69. As previously requested, please revise your disclosure to clarify whether you issued restricted stock or options related to the November 2004 and March 2005 consulting agreements. Based on Exhibits 10.5 and 10.6 it appears these are not options. If restricted stock was issued, please clarify whether the stock was purchased at a price of $0.03 per share or if $0.03 per share was used to determine the number of shares to be issued based on a nominal value attributed to the services to be provided by the consultants. Please also tell us how you determined the values you attribute to the consideration, including the price of your common stock used in the valuation.

44. No changes were noted as suggested by your response to our prior comment 70. You state that the first third of the restricted stock issued in connection with the November 2004 consulting agreement vested immediately. Exhibits 10.5 and 10.6 indicate that prior to December 1, 2005, all shares may be called by you. As previously requested, please revise your disclosure to clarify this apparent inconsistency.

Note 7: Capital Structure
Warrants, page 65

45. No changes were noted as suggested by your response to our prior comment 72. As previously requested, please provide us with your calculation of the value of the warrants issued on March 29, 2005. The value you attributed to the warrants appears to approximate the intrinsic value rather than the fair value. Please advise or revise.

46. We note your response to our prior comment 73. Please tell us the business reason for the grant of 500,000 warrants to the TAM Trust. Your current disclosure refers to unearned interest but also states that you recorded compensation expense. Please clarify.

Note 8: Income Taxes, page 68

47. Please revise your disclosure to clarify what is meant by your statement that "[t]he Company`s state net operating loss carry forwards have been suspended in the State of California."

Note 10: Related Party Transactions, page 72

48. In the last paragraph on page 73, as well as on page 23, you discuss several issuances of restricted shares or warrants granted to two officers (Messrs. Parsons and Place) on March 29, 2005.
Please
explain why you are recognizing expense in the year ended February 28, 2005, for grants that occurred subsequent to the end of such fiscal year.

Interim Financial Statements
Note 2: Summary of Significant Accounting Policies, page 85

49. Please discuss the anticipated impact of your adoption of SFAS 123R in your summary of significant accounting policies in your interim financial statements.

Exhibits

50. Exhibit 10E, purporting to be a purchase agreement between the company and Aqua Gear appears to be between the company and Gary
Hess. In your document and exhibit table, please refer to agreements with the party referenced in the agreement.




Form 10-QSB for the period ended November 30, 2005

General

51. Please address the comments above in your interim filings as well.

Controls and Procedures, page 35
Evaluation of Disclosure Controls and Procedures, page 35

52. Please revise management`s conclusion regarding the effectiveness of your disclosure controls and procedures to state whether such controls and procedures are or are not effective without reference to the qualification "generally." Please also revise the disclosure to refer to Rule 13a-15.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Marie Humphrey, Staff Accountant, at (202)
551-
3734 or Scott Watkinson, Senior Staff Accountant, at (202) 551-
3741
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-
3742
with any other questions.  Alternatively, you may contact me at
(202)
551-3760.


Sincerely,



Pamela A. Long
Assistant Director
Carl Palmer
Seychelle Environmental Technologies, Inc.
April 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE